Securities and Exchange Commission
                            Washington, D.C.  20549



                                   FORM 11-K




( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (FEE REQUIRED)




      For the fiscal year ended          December 31, 1996

                                    -----------------------------



(   ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


      For the transition period from           to

                                     -----------   ------------


                          Commission file no. 1-4651
                                              -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Echlin Incentive and Savings Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Echlin Inc.
                             100 Double Beach Road
                         Branford, Connecticut  06405

                     Echlin Incentive and Savings Investment Plan
                                         Index
                                   December 31, 1996


---------------------------------------------------------------------

                                                                            Page
                                                                            ----
I REQUIRED INFORMATION:

    Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . 4

    Statements of Financial Condition . . . . . . . . . . . . . . . . . . . . 5-7

    Statements of Income and Changes in Participants' Equity. . . . . . . . .8-10

    Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . 11-17

    Schedule A - Schedule of Reportable Transactions. . . . . . . . . . . . . .18

II  SIGNATURE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19

III EXHIBIT A - Consent of Independent Accountants. . . . . . . . . . . . . . .20

Echlin Incentive and Savings Investment Plan

Financial Statements


December 31, 1996


-------------------------------------------------------------------

PRICE WATERHOUSE LLP [LOGO]

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

To the Participants and Administrator of the Echlin Incentive and Savings Investment Plan


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the net assets of Echlin Incentive and Savings Investment Plan at December 31, 1996 and 1995, and the changes in net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of financial condition and the statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedule A and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Price Waterhouse LLP
------------------------
    Price Waterhouse LLP


Stamford, Connecticut
June 13, 1997

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION (Page 1 of 2)

December 31, 1996
(000's omitted)                  Echlin        Putnam           Putnam         Putnam             Putnam             Dodge
                                 Stock         Voyager        Investors    Daily Dividend           New              & Cox
                                  Fund       Equity Fund         Fund           Fund           Opportunities        Balanced
                               ----------    -----------       --------       --------            --------           --------

ASSETS
  Investments, at fair
    value:
    Mutual funds                    $     -        $23,381         $    -        $     -             $13,880           $ 4,103
    Stable value fund                     -              -              -              -                   -                 -
    Echlin Inc. common
      stock                          26,495              -              -              -                   -                 -
                                    -------        -------         ------        -------             -------             -----
       Total investments             26,495         23,381              -              -              13,880             4,103
                                    -------        -------         ------        -------             -------             -----
  Receivables:
    Employee contributions              114            167              -              -                 355                87
    Employee loans                        -              -              -              -                   -                 -
    Echlin Inc.-employee
      loan repayments                     -              -              -              -                   -                 -
                                    -------        -------         ------        -------             -------            ------
       Total receivables                114            167              -              -                 355                87
                                    -------        -------         ------        -------             -------            ------

       Total assets                  26,609         23,548              -              -              14,235             4,190
                                    -------        -------         ------        -------             -------            ------
LIABILITIES
  Employee withdrawals
     payable                            128             86              -              -                 107                 5
                                    -------        -------         ------        -------             -------             -----
       Total liabilities                128             86              -              -                 107                 5
                                    -------        -------         ------        -------             -------            ------
  Net assets representing
    participants' equity            $26,481        $23,462         $    -        $     -             $14,128            $4,185
                                    =======        =======         ======        =======             =======            ======

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION (Page 2 of 2)

December 31, 1996

(000's omitted)                Vanguard           AIM            Templeton        Stable         Employee
                                Index        Constellation        Foreign         Value            Loan
                               Trust 500         Fund             Equity           Fund            Fund           Total
                               ----------      ----------        --------        --------        --------        --------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $4,881         $ 8,284           $2,781         $     -         $     -        $57,310
    Stable value fund                    -               -                -          40,023               -         40,023
    Echlin Inc. common
      stock                              -               -                -               -               -         26,495
                                    ------         -------           ------         -------         -------       --------
       Total investments             4,881           8,284            2,781          40,023               -        123,828
                                    ------         -------           ------         -------         -------       --------
  Receivables:
    Employee contributions             118             160               59             209               -          1,269
    Employee loans                       -               -                -               -           7,884          7,884
    Echlin Inc.-employee
      loan repayments                    -               -                -               -             295            295
                                    ------         -------           ------         -------         -------       --------
       Total receivables               118             160               59             209           8,179          9,448
                                    ------         -------           ------         -------         -------       --------

       Total assets                  4,999           8,444            2,840          40,232           8,179        133,276
                                    ------         -------           ------         -------         -------       --------
LIABILITIES
  Employee withdrawals
     payable                            72              84                4             298               -            784
                                    ------         -------           ------         -------         -------       --------
       Total liabilities                72              84                4             298               -            784
                                    ------         -------           ------         -------         -------       --------
  Net assets representing
    participants' equity            $4,927         $ 8,360           $2,836         $39,934         $ 8,179       $132,492
                                    ======         =======           ======         =======         =======       ========

  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 1995

(000's omitted)                  Echlin        Putnam          Putnam       Daily         Stable
                                 Stock         Voyager        Investors    Dividend       Value       Employee
                                  Fund       Equity Fund        Fund         Fund         Fund         Loans           Total
                               ----------     ----------       --------     --------     --------     --------         -------
ASSETS
  Investments, at fair
    value:
    Mutual funds                    $     -        $24,944       $11,642       $2,832       $     -       $    -       $39,418
    Stable value fund                     -              -             -            -        37,108            -        37,108
    Echlin Inc. common
      stock                          30,952              -             -            -             -            -        30,952
                                    -------        -------        ------      -------       -------       ------      --------
       Total investments             30,952         24,944        11,642        2,832        37,108            -       107,478
                                    -------        -------        ------      -------       -------       ------      --------
  Receivables:
    Employee contributions              207            336           189           41           380            -         1,153
    Employer incentive
      match contribution                633              -             -            -             -            -           633
    Employee loans                        -              -             -            -             -        5,452         5,4525,452
    Echlin Inc.-employee
      loan repayments                     -              -             -            -             -          220           220
                                    -------        -------        ------      -------       -------       ------      --------
       Total receivables                840            336           189           41           380        5,672         7,458
                                    -------        -------        ------      -------       -------       ------      --------
       Total assets                  31,792         25,280        11,831        2,873        37,488        5,672       114,936
                                    -------        -------        ------      -------       -------       ------      --------
LIABILITIES
  Employee withdrawals
    payable                              80             55            30            4            83            -           252
                                    -------        -------        ------      -------       -------       ------      --------
       Total liabilities                 80             55            30            4            83            -           252
                                    -------        -------        ------      -------       -------       ------      --------
  Net assets representing
    participants'
    equity                          $31,712        $25,225       $11,801       $2,869       $37,405       $5,672      $114,684
                                    =======        =======        ======      =======        ======     ========      ========
  See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY (Page 1 of 2)

For the Year Ended December 31, 1996
(000's omitted)                  Echlin        Putnam           Putnam          Putnam            Putnam             Dodge
                                 Stock         Voyager        Investors     Daily Dividend          New              & Cox
                                  Fund       Equity Fund         Fund            Fund          Opportunities        Balanced
                               ----------    -----------       --------        --------           --------          --------
Investment income:
  Net unrealized (depreciation)
    appreciation in fair
    value of investments            $(5,467)       $(1,169)       $  (525)         $     -           $   791         $   303
  Net realized gains
    on sales of investments           1,434          2,294            566                -                41               7
  Interest and dividends                715          1,481              -                -               105             167
                                    -------        -------         ------          -------           -------         -------
    Total investment
      (loss) income                  (3,318)         2,606             41                -               937             477

Employee contributions                1,321          1,943              -                -               691              92
Employer incentive
  match contribution                    972              -              -                -                 -               -
Interest on employee loans                -              -              -                -                 -               -
Transfer of participant
  account balances                      302            537              -                -             1,057             463
                                    -------        -------         ------          -------           -------         -------
    Total additions                    (723)         5,086             41                -             2,685           1,032
                                    -------        -------         ------          -------           -------         -------
Employee withdrawals                 (1,784)          (960)             -                -              (314)            (62)
                                    -------        -------         ------          -------           -------         -------
Net transfers between funds          (2,724)        (5,889)       (11,842)          (2,869)           11,757           3,215
                                    -------        -------         ------          -------           -------         -------
Net (decrease) increase
  in assets                          (5,231)        (1,763)       (11,801)          (2,869)           14,128           4,185

Net assets at beginning
  of year                            31,712         25,225         11,801            2,869                 -               -
                                    -------        -------         ------          -------           -------          ------
Net assets at end of year           $26,481        $23,462         $    -          $     -           $14,128          $4,185
                                    =======        =======         ======          =======           =======          ======

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY (Page 2 of 2)

For the Year Ended December 31, 1996
(000's omitted)                Vanguard           AIM            Templeton        Stable         Employee
                                Index        Constellation        Foreign         Value            Loan
                               Trust 500         Fund             Equity           Fund            Fund           Total
                               ----------      ----------        --------        --------        --------         --------
Investment income:
  Net unrealized (depreciation)
    appreciation in fair
    value of investments            $  642         $   688           $  204         $     -         $     -       $ (4,533)
  Net realized gains
    on sales of investments             12              25                4               -               -          4,383
  Interest and dividends                97             272              114           2,692               -          5,643
                                   -------         -------           ------         -------         -------       --------
    Total investment
      (loss) income                    751             985              322           2,692               -          5,493

Employee contributions                 208             445              107           8,315               -         13,122
Employer incentive
  match contribution                     -               -                -               -               -            972
Interest on employee loans               -               -                -               -             538            538
Transfer of participant
  account balances                     471             716              275             926             184          4,931
                                   -------         -------           ------         -------         -------       --------
    Total additions                  1,430           2,146              704          11,933             722         25,056
                                   -------         -------           ------         -------         -------       --------
Employee withdrawals                  (155)           (204)             (55)         (3,714)              -         (7,248)
                                   -------         -------           ------         -------         -------       --------
Net transfers between funds          3,652           6,418            2,187          (5,690)          1,785              -
                                   -------         -------           ------         -------         -------       --------
Net (decrease) increase
  in assets                          4,927           8,360            2,836           2,529           2,507         17,808

Net assets at beginning
  of year                                -               -                -          37,405           5,672        114,684
                                   -------         -------           ------         -------         -------       --------
Net assets at end of year          $ 4,927         $ 8,360           $2,836         $39,934         $ 8,179       $132,492
                                   =======         =======           ======         =======         =======       ========

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

For the Year Ended December 31, 1995
(000's omitted)                  Echlin        Putnam          Putnam       Daily         Stable
                                 Stock         Voyager        Investors    Dividend       Value       Employee
                                  Fund       Equity Fund        Fund         Fund         Fund         Loans           Total
                                ----------    ----------      --------     --------      --------     --------         -------
Investment income:
  Net unrealized appreciation
    in fair value of
    investments                    $4,077        $5,148        $1,532        $    -       $     -       $    -       $10,757
  Net realized gains on
    sales of investments              762           346            16             -             -            -         1,124
  Interest and dividends              655         1,333         1,434           145         2,489            -         6,056
                                  -------       -------       -------       -------       -------      -------      --------
    Total investment
      income                        5,494         6,827         2,982           145         2,489            -        17,937

Employee contributions              1,797         2,777         1,492           418         4,009            -        10,493
Employer incentive
  match contribution                2,133             -             -             -             -            -         2,133
Interest on employee loans              -             -             -             -             -          408           408
                                  -------       -------       -------       -------       -------       ------      --------
    Total additions                 9,424         9,604         4,474           563         6,498          408        30,971
                                  -------       -------       -------       -------       -------       ------      --------

Employee withdrawals               (1,837)         (721)         (320)         (204)       (2,864)           -        (5,946)
                                  -------       -------       -------       -------       -------       ------      --------
Net transfers between funds            54           179            46          (154)         (824)         699             -
                                  -------       -------       -------       -------       -------       ------      --------
Net increase in assets              7,641         9,062         4,200           205         2,810        1,107        25,025

Net assets at
  beginning of year                24,071        16,163         7,601         2,664        34,595        4,565        89,659
                                  -------       -------       -------       -------       -------       ------      --------
Net assets at end of year         $31,712       $25,225       $11,801        $2,869       $37,405       $5,672      $114,684
                                  =======       =======        ======       =======       =======       ======       =======

See notes to financial statements.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS



December 31, 1996



NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Echlin Incentive and Savings
Investment Plan ("Plan") have been prepared on the accrual basis of accounting.

Investments are stated at their fair market value. The fair market value of the Putnam Voyager Equity, Putnam New Opportunities, Dodge & Cox Balanced Fund, Vanguard Index Trust 500, AIM Constellation, and Templeton Foreign Equity mutual funds are based on each fund's net asset value on the last business day of the plan year. The Stable Value Fund represents investments in pooled fixed income funds plus interest earned. The Echlin Stock Fund is valued at the average of the high and low price for Echlin Inc. ("Company") common stock price on the New York Stock Exchange on the last trading day of the plan year.

Realized gains and losses on sales of investments are determined using the average cost method.



NOTE B -- DESCRIPTION OF THE PLAN

The Plan was established on March 1, 1984 to enable employees to defer a portion of their compensation on a pre-tax basis, thereby deferring federal income tax in the year in which the deferrals are made and providing savings to supplement retirement income to the employee. The Plan provides for an establishment of a Trust. Putnam Fiduciary Trust Company serves as "Trustee" for the Plan and as custodian of the investments.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

Each employee who is in a covered class of employees within a participating division, has attained age 21 and has one year of service is eligible to participate in the Plan. An employee may elect to have 1 to 15 percent of his or her compensation, as defined in the Plan document, up to the 1996 maximum elective deferral amount of $9,500 as determined under Section 402(g) of the Internal Revenue Code, contributed to their account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.
If at the end of its fiscal year the Company has consolidated net income for the current year or accumulated consolidated net income from prior years, the Company will match all or a portion of each eligible participant's contributions for the plan year that are based on the first 6 percent of the participant's compensation ("basic contribution"). The Company's minimum matching contribution will be based on its return on assets, as defined in the Plan, and will range from 1 percent of an employee's basic contribution (if the return on assets is 6.1 percent) to 100 percent of the basic contribution (if the return on assets is 16 percent or more). Matching contributions made by the Company will be invested solely in common stock of the Company.

Participants' accounts are fully vested at all times to the
extent of employee contributions.   An active participant upon
retirement, disability, as defined in the Plan, or death will be fully vested in the value of the Company's incentive matching contributions credited to his or her account regardless of his or her years of continuous service. A participant with less than 5 years of continuous service will be vested in the Company's incentive matching contributions credited to his or her account on the last day of the third plan year following the plan year for which the match was made. Once a participant has 5 or more years of continuous service with the Company, the entire balance of matching contributions credited to the participant's account and each such contribution made to his or her account thereafter is immediately 100 percent vested.

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)

Loans to participants and loan repayments are presented as "Net transfers between funds" in the Employee Loan Fund. Participants may borrow from their account balance in the Plan with the loan being repaid through payroll deductions. The interest rate, which is fixed for the term of the loan, is based upon the average interest rate for secured personal loans for the following three banks: First National Bank of Chicago, Fleet National Bank, and Trust Company of Georgia, rounded to the nearest half percent at the time the loan is taken out. In addition, a participant may withdraw vested funds from his or her account if it is demonstrated that a hardship, as defined under the Internal Revenue Code, exists.

Effective January 1, 1996 the Plan increased the number of investment options to eight investment funds. The eight funds are: The Echlin Stock Fund (invested in Echlin Inc. common stock), a Stable Value Fund (invested in pooled fixed income contracts), the Dodge & Cox Balanced Fund (a mutual fund), the S & P 500 Index Equity Fund (invested in the Vanguard Index Trust - 500 Portfolio mutual fund), the AIM Constellation Equity Fund (invested in the AIM Constellation Mutual Fund), the Putnam New Opportunities Equity Fund (invested in the Putnam New Opportunities, Class A mutual fund), the Putnam Voyager Equity Fund (invested in the Putnam Voyager Fund, Class A mutual fund) and the Templeton Foreign Equity Fund (invested in the Templeton Foreign Equity Mutual Fund).

During 1995 the Plan consisted of five investment funds. The five funds were: Stable Value Fund (invested in GIC's as selected by the Benefits Committee), Putnam Voyager Equity Mutual
Fund, Putnam Investors Mutual Fund and Putnam Daily Dividend
Mutual Fund.

An employee may choose to invest his or her contribution in any or all of the foregoing funds. On a monthly basis an employee may amend future investment allocations and amend past investment allocations. As of December 31, 1996 there were 12,286

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE B -- DESCRIPTION OF THE PLAN (CONTINUED)


participants in the Plan. Information pertaining to the earnings objectives and performance results for these funds can be requested from the Company's Human Resource department. In addition, participants are provided with quarterly statements summarizing activity in their accounts.

The Employee Benefits Committee ("Plan Administrator") is responsible for the administration of the Plan. Liability of the Company for acts or omissions of any member of the Committee will be limited to amounts not covered by insurance and not payable by the trust under applicable law.

The Company may, by action of its Board of Directors, amend or terminate the Plan without shareholder approval at any time. The Committee may also amend the Plan if necessary for tax qualification or legal compliance, to carry out its duties under the Plan. In the event of termination of the Plan, assets will be distributed in accordance with the terms of the Plan. Fees and expenses incurred by the Plan Administrator and the Trustee in connection with the operation of the Plan will be paid from the Plan, if not paid by the Company.


NOTE C -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 and therefore the related plan trust is not subject to tax under present tax laws.


NOTE D -- TRANSFER OF PARTICIPANT ACCOUNT BALANCES

During December 1995, the Company acquired Handy & Harman's
Automotive Segment. These employees were able to rollover their participant balances from the former Handy & Harman plan into the Plan in 1996.

NOTE E -- ASSETS HELD FOR INVESTMENT

Assets held for investment at December 31, 1996 and 1995 consist of the following:

December 31, 1996                                        Fair
-----------------                        Shares          Market
(000's omitted)                         or Units         Value             Cost
                                        --------        -------          --------
 Mutual Funds:

    Putnam New Opportunities                 342       $ 13,880           $13,089
    Putnam Voyager Equity                  1,450         23,381            16,900
    Dodge & Cox Balanced                      69          4,103             3,800
    Vanguard Index Trust 500                  71          4,881             4,239
    AIM Constellation                        328          8,284             7,595
    Templeton Foreign Equity                 268          2,781             2,578
                                                       --------           -------
                                                         57,310            48,201
                                                       --------           -------
   Stable Value Fund:

    Allstate Life Insurance
      Company                              5,286          5,286             5,286
    Massachusetts Mutual Life
      Insurance Company                    5,504          5,504             5,504
    John Hancock Mutual Life
      Insurance                            6,679          6,679             6,679
    Prudential Insurance Co.
      of America                           3,455          3,455             3,455
    Principal Mutual Life
      Insurance Company                    5,911          5,911             5,911
    New York Life
      Insurance Company                    5,760          5,760             5,760
    INVESCO Stable Value Fund              7,428          7,428             7,428
                                                       --------           -------
                                                         40,023            40,023
                                                       --------           -------
 Echlin Stock Fund:

    Echlin Inc. Common Stock                 838         26,495            19,063
                                                       --------          --------
                                                       $123,828          $107,287
                                                       ========          ========

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE E -- ASSETS HELD FOR INVESTMENT  (CONTINUED)

December 31, 1995                                        Fair
-----------------                        Shares          Market
(000's omitted)                         or Units         Value             Cost
                                        --------        -------          --------
 Mutual Funds:

    Putnam Money Market                    2,832       $  2,832           $ 2,832
    Putnam Investors                       1,352         11,642            11,117
    Putnam Voyager                         1,636         24,944            17,293
                                                       --------           -------
                                                         39,418            31,242
                                                       --------           -------
   Stable Value Fund:

    Allstate Life Insurance
      Company                              8,084          8,084             8,084
    Massachusetts Mutual Life
      Insurance Company                    5,122          5,122             5,122
    John Hancock Mutual Life
      Insurance                            9,348          9,348             9,348
    Prudential Insurance Co.
      of America                           4,665          4,665             4,665
    Principal Mutual Life
      Insurance Company                    5,590          5,590             5,590
    New York Life
      Insurance Company                    4,299          4,299             4,299
                                                       --------           -------
                                                         37,108            37,108
                                                       --------           -------
 Echlin Stock Fund:

    Echlin Inc. Common Stock                 851         30,952            18,053
                                                       --------           -------
                                                       $107,478           $86,403
                                                       ========           =======

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTE E -- ASSETS HELD FOR INVESTMENT  (CONTINUED)



The following information relates to the Plan's Stable Value Fund as of December 31, 1996:

                                   Interest Rate        Maturity Date
                                   --------------       -------------
    Allstate Life Insurance
      Company                               9.00%                   1996
    Massachusetts Mutual
      Life Insurance Company                7.45%                   1997
    John Hancock Mutual Life
      Insurance                             6.62%                   1997
    Prudential Insurance Co.
      of America                            5.79%                   1998
    Principal Mutual Life
      Insurance Company                     5.75%                   1998
    New York Life
      Insurance Company                     8.17%                   1999
    Putnam Short Term
      Investment Fund                       5.50%                  Not Applicable
    INVESCO Stable Value Fund               6.12%                  Not Applicable

                                                            Schedule A
                                                             ----------

ECHLIN INCENTIVE AND SAVINGS INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 1996

(000's omitted)

                                                  Average            Sales           Realized
                              Purchases            Cost            Proceeds            Gain
                              ---------          --------          --------          --------

Putnam Investor                       -           $11,117         $(11,683)              $566

Putnam New
  Opportunities                 $13,549              $461            $(502)               $41

AIM Constellation                $7,854              $259            $(283)               $24

INVESCO Stable Value            $11,718                 -          $(4,291)                 -

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Echlin Incentive and Savings
Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                      Echlin Incentive and Savings
                                      Investment Plan



Date:  June 23, 1997                  /s/ Joseph A. Onorato

                                      ---------------------------------
                                      Joseph A. Onorato
                                      Vice President and
                                      Chief Financial Officer

Exhibit A

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------


We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-92426 and 33-15814) of our report dated June 13, 1997 appearing on page 4 of the Annual Report of the Echlin Incentive and Savings Investment Plan on Form 11-K for the year ended December 31, 1996.



/s/ Price Waterhouse LLP
------------------------
    Price Waterhouse LLP



Stamford, Connecticut
June 23, 1997